Media release

Coal & Allied Industries Limited

23 June 2017

Rio Tinto acknowledges that it has today received a revised proposal from Glencore plc to acquire Rio Tinto's wholly-owned Australian subsidiary, Coal & Allied Industries Limited.

The Rio Tinto board will give the new proposal appropriate consideration and will provide a further update in advance of the general meeting of Rio Tinto plc to be held in London at 11am on Tuesday 27 June 2017.

If Glencore’s revised proposal is deemed to be a superior proposal under the terms of the sale and purchase agreement with Yancoal and the Rio Tinto board decides the revised proposal is in the best interests of shareholders, then the Rio Tinto board intends to adjourn the general meeting of Rio Tinto plc. The matching rights process, pursuant to which Yancoal will have two business days to present a counter offer, would then be implemented. If the Rio Tinto board decides to reject Glencore’s revised proposal, then the general meeting of Rio Tinto plc is expected to proceed as currently scheduled. In the event that the Rio Tinto board requires additional time to give the Glencore proposal appropriate consideration then the Rio Tinto board may adjourn the general meetings of Rio Tinto plc and Rio Tinto Limited.

Notes to editors

If the Rio Tinto plc meeting is adjourned and the Rio Tinto board decides to proceed with Glencore’s proposal, the general meetings will not be reconvened and any completed and returned Proxy Form, Electronic Proxy Appointment or CREST proxy instructions will no longer be applicable.

Rio Tinto plc shareholders should note that if they have completed and returned a completed Proxy Form, Electronic Proxy Appointment or CREST proxy instruction, they are not prevented from attending and voting in person at the Rio Tinto plc general meeting, or any adjournment thereof, if they so wish and are so entitled.

Please refer to the circular to Rio Tinto plc shareholders dated 19 May 2017 for further information:
http://www.riotinto.com/documents/170519_Rio_Tinto_plc_circular.pdf.

If Rio Tinto Limited shareholders have completed and returned a completed Proxy Form or lodged their proxy forms online at investorvote.com.au, they are not prevented from attending and voting in person at the Rio Tinto Limited general meeting, or any adjournment thereof, if they so wish and are so entitled.

Please refer to the circular to Rio Tinto Limited shareholders dated 19 May 2017 for further information:
http://www.riotinto.com/documents/170519_Rio_Tinto_Limited_circular.pdf.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, United Kingdom	Media Relations, Australia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
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David Outhwaite
T +44 20 7781 1623	Anthony Havers
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M +61 459 847 758
David Luff
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Investor Relations, United Kingdom	Investor Relations, Australia
John Smelt	Natalie Worley
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David Ovington	Rachel Storrs
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Nick Parkinson
T +44 20 7781 1552
M +44 7810 657 556

Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404